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       [IMPERIAL CREDIT COMMERCIAL MORTGAGE INVESTMENT CORP. LETTERHEAD]


                              April 13, 2000

VIA EDGAR
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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

ATTN: Document Control - EDGAR

          Re: Imperial Credit Commercial Mortgage Investment Corp. Form S-8 Registration Statement (Imperial Credit Commercial Mortgage Investment Corp. 1997 Stock Option Plan) Reg. No. 333-48727


Ladies and Gentlemen:

     Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, Imperial Credit Commercial Mortgage Investment Corp. (the "Company") hereby applies for the withdrawal and termination of the registration statement on Form S-8 filed by the Company with the Securities and Exchange Commission on March 26, 1998 (Reg. No. 333-48727).

     On March 28, 2000, the Company was merged with and into ICCMIC Acquisition Corp., a subsidiary of Imperial Credit Industries, Inc. In connection with the merger, all the holders of options under the Company's 1997 Stock Option Plan have exchanged or are in the process of exchanging such options for cash. The Company will no longer issue options to acquire common stock of the Company under the 1997 Stock Option Plan, and no further shares will be issued pursuant to the registration statement.

     The Company requests that the Commission consent to this application on the grounds that the withdrawal of the registration statement is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.


     Respectfully submitted this 13th day of April, 2000.


                                    IMPERIAL CREDIT COMMERCIAL
                                    MORTGAGE INVESTMENT CORP.

                                    /s/ Irwin L. Gubman
                                    ------------------------------------------
                                    By:   Irwin L. Gubman
                                    Title: Secretary